Putnam Investments
One Post Office Square
Boston, MA 02109
June 27, 2018

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attn: Jaea Hahn

Re:	Comments on Post-Effective Amendment No. 61 to the Registration Statement on Form
N-1A (File No. 811-05346) (the “Registration Statement”) of Putnam Variable Trust (the
“Registrant”), filed with the Securities and Exchange Commission (the “Commission”)
on May 1, 2018 (the “485(a) Amendment”), with respect to its series, Putnam VT Multi-
Cap Core Fund (formerly Putnam VT Investors Fund) (the “Fund”).

Dear Ms. Hahn:

This letter responds to the comments that you provided telephonically to Caitlin Robinson of Putnam Investment Management, LLC (“Putnam Management”), investment adviser to the Fund, and to Timothy Cormier of Ropes & Gray LLP, counsel to the Fund, on behalf of the Staff of the Commission (the “Commission Staff”) on June 18, 2018 regarding the 485(a) Amendment. For convenience of reference, I have summarized the Commission Staff’s comments before the Registrant’s responses. These responses will be reflected in Post-Effective Amendment No. 63 to the Registration Statement (the “485(b) Amendment”), filed with the Commission on or around the date hereof. References to specific text in the Commission Staff’s comments and the Registrant’s responses are to the corresponding text of the 485(a) Amendment, as indicated.

General Comments

1. Comment: The Registration Statement must be finalized with all brackets removed and all material information provided.

Response: The Registrant confirms that it will revise the Registration Statement to remove all brackets and provide all material information.

2. Comment: The Commission Staff notes that the disclosure in the section “What are the fund’s main investment strategies and related risks?” (provided in response to Item 9 of Form N-1A) includes certain strategies and risks that are not discussed in the Fund’s principal investment strategies and related risks included in the Fund summary (provided in response to Item 4 of Form N-1A). Please consider revising the disclosure provided in response to Item 4 to include all of the strategies and risks discussed in response to Item 9.

1

Response: The Registrant confirms that a complete discussion of the Fund’s principal investment strategies and risks is included in the “Investments” and “Risks” sections of the Fund summary, as required under Item 4 of Form N-1A. The Registrant also notes that any additional strategies and risks discussed in the section “What are the fund’s main investment strategies and related risks?” that are not otherwise discussed in the “Investments” and “Risks” sections of the Fund summary, while not principal strategies or risks, are nonetheless relevant to the discussion of how the Fund intends to achieve its investment objectives, in accordance with Item 9(b) of Form N-1A. The Registrant, therefore, respectfully declines to make any changes in response to the Commission Staff’s comment.

3. Comment: In the second paragraph of the footnote to the “Average annual total returns for class IA shares” table, please consider deleting the word “is” from the parenthetical defining the Fund’s benchmark.

Response: The requested change has been made.

4. Comment: In the section “What are the fund’s main investment strategies and related risks?”, please consider more clearly separating the discussion of the Fund’s main investment strategies from the discussion of the related risks.

Response: The Registrant believes that the current structure of the disclosure referenced above “clearly disclose[s] the fundamental characteristics and investment risks of the [F]und,” as directed by General Instruction C.1(a) of Form N-1A. The Registrant also notes that this is the standard disclosure format used across all of the funds in the Putnam Funds complex. The Registrant, therefore, respectfully declines to revise the discussion as requested.

5. Comment: Please consider adding a more detailed discussion of growth and value investing in the “Investments” and “Risks” sections of the Fund summary, similar to the discussion included in the section “What are the fund’s main investment strategies and related risks?”.

Response: The Registrant believes that the current discussion of growth and value investing in the Fund summary section satisfies the requirements of Item 4 of Form N-1A and does not believe that the more extensive discussion in the section “What are the fund’s main investment strategies and related risks?” is appropriate or necessary to include in the Fund summary section. The Registrant, therefore, respectfully declines to revise the disclosure as requested.

6. Comment: In the section “What are the fund’s main investment strategies and related risks?”, please consider moving the “Foreign investments” and “Derivatives” disclosures to be under the heading “Other investments” to signify that these are not principal investment strategies of the Fund.

Response: The Registrant notes that the “Foreign investments” and “Derivatives” disclosures explain the extent to which the Registrant expects the Fund to use these types of investments and does not believe that moving these disclosures under the heading “Other investments” would provide any additional clarity to an investor. The Registrant, therefore, respectfully declines to make this change.

2

7. Comment: The Commission Staff notes that the first paragraph under the heading “Derivatives” states that “[i]nvestments in derivatives may be applied toward meeting a requirement to invest in a particular kind of investment if the derivatives have economic characteristics similar to that investment.” Please supplementally explain what is meant by this disclosure.

Response: For purposes of determining whether the Fund is in compliance with a specific investment limit or investment level requirement for certain types of investments, the Registrant may include exposure to derivatives that have similar economic characteristics to the investment type in question.

8. Comment: The Commission Staff notes that the second paragraph under the heading “Derivatives” states that some derivatives are “leveraged,” meaning they “provide the fund with investment exposure greater than the value of the fund’s primary investment in the derivatives.” Please supplementally explain why this disclosure is included in light of the fact that the Fund invests primarily in equity securities and related instruments, as opposed to investing primarily in fixed income securities.

Response: The Registrant believes that this disclosure is relevant to all derivative instruments, regardless of whether the instrument has the characteristics of equity or fixed-income securities.

9. Comment: The Commission Staff notes that short sales are discussed in the section “What are the fund’s main investment strategies and related risks?”. If short sales are a principal investment strategy of the Fund, please include a discussion of short sales in the disclosure regarding the Fund’s principal investment strategies included in the Fund summary section.

Response: The Registrant confirms that short selling is not a principal investment strategy of the Fund and therefore declines to add a discussion of short sales to the Fund summary section.

10. Comment: Under the heading “Other investments” in the section “What are the fund’s main investment strategies and related risks?”, please consider clarifying that the strategies listed above in that section are “principal” investment strategies of the Fund and that those listed under the heading “Other investments” are not “principal” investment strategies.

Response: The Registrant believes that the disclosure in the section “What are the fund’s main investment strategies and related risks?”, including the disclosure under the heading “Other investments,” sufficiently conveys which investment strategies are principal and that additional clarifying disclosure is not necessary. The Registrant, therefore, respectfully declines to make this change.

11. Comment: Please supplementally confirm that if the Fund’s portfolio turnover rate is expected to be greater than 100%, the Registrant will add “active trading risk” to the discussion of the Fund’s principal investment strategies and as a risk factor.

Response: The Registrant confirms that if the Fund’s portfolio turnover rate is expected to be over 100% and it has reason to believe that it will remain over 100% for a significant period

3

of time, the Registrant will add “active trading risk” to the discussion of the Fund’s principal investment strategies and risks.

I believe this letter addresses the Commission Staff’s comments. Should you have any further questions, please do not hesitate to call me at (617) 760-0044. Thank you for your assistance.

Very truly yours,

/s/ Caitlin Robinson

Caitlin Robinson
Counsel
Putnam Investments

cc:	James E. Thomas, Esq., Ropes & Gray LLP
Timothy Cormier, Esq., Ropes & Gray LLP

4